FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
373 Syngrou Avenue, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is an investor presentation dated October 2020 prepared by Performance Shipping Inc. (the “Company”) for use in investor presentations.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, and the Company's registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC.
(registrant)

Dated: October 21, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Secretary

Exhibit 99.1

   October 2020    A Pure - Play Tanker Company

   Disclosure  2  Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for vessels, changes in operating expenses, including bunker prices, dry-docking and insurance costs, the market for vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of the novel coronavirus (COVID-19) pandemic and its impact on the demand for seaborne transportation of petroleum and other types of products, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

   Agenda  Section 2: Financial Presentation  3            Section 1: Company Overview

Experienced Senior Management

Name / Title	Biography
Symeon Palios *Chairman of the Board* 	▪ Naval architect and engineer ▪ Founded Diana Shipping Agencies S.A. in 1972 ▪ Director and Chairman of the Board of Performance Shipping Inc. ▪ Director of the UK Freight Demurrage and Defense Association Ltd.
Andreas Michalopoulos *CEO, Director and Secretary* 	▪ Ex-CFO Performance Shipping Inc. (2010-2020) ▪ Ex-CFO Diana Shipping Inc. (2006-2020) ▪ Previous experience: Merrill Lynch, Nestle S.A. and McKinsey and Company ▪ MSc in Economics, MBA & Master's degree in Management Sciences specialized in Finance
Anthony Argyropoulos *CFO* 	▪ Managing Director, Seaborne Capital Advisors ▪ 20+ years investment banking & corporate finance experience ▪ Previously with Cantor Fitzgerald & Co and Jefferies & Company, Inc. in the United States ▪ MBA in Finance, Bentley College, Waltham Massachusetts

Source: Company.

PERFORMANCE Shipping Inc. 4

History & Transition

Performance Shipping has completed its stated transition to more than just a pure-play tanker company

THEN	NOW
▪ Public since 2010, Nasdaq listed under ticker PSHG	▪ New management, 4 Aframax tankers
▪ Focused on Panamax Containerships	▪ Independent company, simplified ownership and securities
▪ Higher leverage, no dividends	▪ Focused commercial and financial strategy
▪ Complex ownership & capital structure	▪ Strong Corporate governance, majority independent BOD
▪ Parent company, large stakeholder	▪ In-house management, UOT-wholly owned subsidiary

2010 → 2012 → 2014 → 2016 → 2018 → **2019** → 2020



CONTAINERS



TANKERS

Source: Company.

PERFORMANCE Shipping Inc.
5

   Fleet & Employment Profile  6  Source: Company  Vessel  Built  Shipyard  Size (DWT)  Type  Status  Special Survey  Survey Cost (1)  Employment  Blue Moon (ex. Maersk Jeddah)  2011  Sumitomo, Japan  104,623  Aframax  Delivered  Aug 8, 2021  $1.3 million  $28,000Saudi Aramco  Briolette (ex. Maersk Jamnagar)  2011  Sumitomo, Japan  104,588  Aframax  Delivered  March 25, 2021  $1.3 million  Spot  P. Fos (ex. Virgo Sun)  2007  Sasebo, Japan  115,577  Aframax  Delivered  Dec 12, 2021  $1.5 million  Spot  P. Kikuma (ex. FSL Shanghai)  2007  Samsung,S. Korea  115,915  Aframax  Delivered  Oct 26, 2022  $1.5 million  Spot   TBN  [2009-2011]  [Yard TBD]  [105-115,000]  Aframax  To be acquired  -  -  -  Mid-point age, high specifications & quality assets under spot to medium term charters.  (1) Represents estimated cost of special survey, drydock and ballast water treatment system.   Organic expansion to 5 tankers, target another 5 tankers in 12-24 months.

Recent Developments

Gradual transition to pure tanker fleet profile and simple corporate structure with removal of legacy corporate structure and implementation of new strategy

January 2020
- Delivery of the Aframax tanker M/T P. Fos

March 2020
- Repurchase and cancellation of all outstanding Series C preferred voting shares
- Delivery of the Aframax tanker M/T P. Kikuma

April 2020
- Repurchase and cancellation of all remaining Series B-2 preferred shares
- Receipt of NASDAQ notification for extension of the compliance period to cure the bid price deficiency to November 2020
- Sale and delivery to her owners of the Post-Panamax containership, the M/V Rotterdam, for gross proceeds of $18.5m

June 2020
- Secured a time charter contract of minimum seventeen (17) months to maximum nineteen (19) months for our M/T Blue Moon at $28,000 per day with Saudi Aramco

August 2020
- Sale and delivery to her new owners of the last containership in our fleet, the M/V Domingo, for gross proceeds of $5.6m

October 2020
- Appointment of new management team
- Initiation of a variable quarterly dividend policy and leverage target
- Declaration of first US$0.01 dividend payable in November 2020

Source: Company

PERFORMANCE Shipping Inc. 7

Focused Business Strategy

Transparent company provides investors with low leverage variable dividend exposure to the tanker sector

Fleet

- High specifications & quality
- Mid-point age profile acquisitions
- Growing sector presence
- Continued fleet renewal

Commercial

- Spot market focus, short to medium term charters
- Established commercial relationships
- Presence in all major markets
- East and west of Suez Canal

Financial

- Target net leverage below 35% LTV
- Equity capital markets reliance for disciplined growth
- Debt repayment and reserves for fleet replacement
- Cash to shareholders through variable cash dividends

Management

- Significant expertise in all areas
  - Technical
  - Commercial
  - Financial
- Highly efficient operations

Governance

- In-house technical and commercial manager
- Majority independent board of directors
- Simplified security & transparent corporate structure
- Management a major shareholder

Sustainability

- Strive towards sustainable development goals
- Maintain sustainable business practices
- Focus on expanding our ESG efforts
- Reporting of sustainability, operating & financial performance

Source: Company

PERFORMANCE Shipping Inc.
8

Technical & Commercial Management

Technical & Commercial Manager, Unitized Ocean Transport Limited (UOT) our Wholly Owned Subsidiary

Established efficient operations with low vessel operating expenses

We fully fund all commercial and technical services provided by UOT

Full-Service Platform Services

- Chartering
- Operations
- Insurance/Claims
- Technical
- Purchasing
- Crewing
- Quality Assurance
- Finance
- Accounting/Reporting
- Legal
- S&P

Access to Top-Tier Charterers

Key Professionals

- Mr. Ioannis Karagiannis – Commercial Director
- Captain Nikolaos Gavalas – Operations Director
- Captain Panos Chatzikyriakos – HSQE Director
- Mr. Argyris L. Chachalis – Technical Director

Source: Company.

PERFORMANCE Shipping Inc. 9

Agenda  Section 1: Company Overview  Section 2: Financial Presentation  10

   Solid Balance Sheet  11  Source: Company    June 30, 2020  August  Year End    Fleet:  Domingo Sale:$5.6m  Aframax Acquisition:$27.0m  # of Tankers  4  4  5  Asset Value  $110.0m  $100.0m  $127.0m  Bank Debt  $54.2m  $51.8m  $60.8m  # of Containers  1      Asset Value  $5.6m      Bank Debt  -      Cash  $32.0m  $37.3m  $19.3m  LTV  46.9%  51.8%  47.9%  Net LTV  19.2%  14.5%  32.7%  Solid balance sheet targeting leverage < 35% net LTV. 5th Aframax acquisition financed organically.

   Debt Description  12  Source: Company  Vessel  Debt Drawdown($m)  Debt Outstanding (June 30, 2020)  Annual Repayment ($m)  Interest Rate  Maturity   Blue Moon  16.5  15.0  2.07  L + 2.75%  July 30, 2024  Briolette  16.5  15.4  2.26  L + 2.75%  July 30, 2024  P. Fos  14.0  12.5  2.95  L + 2.75%  July 30, 2024  P. Kikuma  12.0  11.3  2.53  L + 2.75%  Sep 30, 2024  TOTAL  59.0  54.2  9.81  -  -  Bank Relationships  Working to refinance debt facility to reduce annual repayment and facilitate 5th Aframax acquisition

   Capital Markets  13  Source: Company  Major Shareholders   Capital Markets   Performance Shipping is listed on:  NASDAQ  Category  Capital Market  Ticker  PSHG  Outstanding Shares  50,155,299  Share Price  $0.50  Market Capitalization (Oct 19, 2020)  $25.1m  Company has one class of equity securities, target to gradually increase its free float and trading volume  Average Daily Trading Volume (30 days)  % Owned by Aliki Palios, Director  46.73%  # Shares  1,631,567  $ Value  $501,356  Currently trading below cash! And at a very deep discount to our net asset value!

   Historical Rates vs Cash Break Even  14  Source: Company  Indicative Run Rate Cash Breakeven  Amounts in millions except daily figures  4 Ships  5 Ships(1)  10 Ships  DAILY OPEX  $7,250  $7,250  $7,250  OWNERSHIP DAYS  1,460  1,825  3,650  FLEET OPEX  $10.6  $13.2  $26.5  G&A EXPENSES  $5.6  $5.6  $6.5  DEBT REPAYMENT  $9.8  $8.4  $15.0  INTEREST EXPENSE  $1.7  $2.1  $4.5  TOTAL OUTFLOWS  $27.7  $29.3  $52.5  DAILY CASH BREAK EVEN RATE  $18,972  $16,055  $14,384  The above figures do not include non-cash items which will result in differences with actual reported figures. (1) Targeted debt repayment following our planned refinancing.   Expected daily breakeven rate per vessel (5 Aframax fleet)   5th Aframax acquisition and debt refinancing to reduce daily breakeven significantly.   High and Low represent one standard deviation.

   $62.9m  $39.8m  $6.7m  Break-even $16,055 $14,384  -$5.9m  -$13.2m  20 QuartersLast 5 YearsSpot Rates(1)  Annual FCF 5 Tankers  Annual FCF 10 Tankers  11 QuartersAverage FCF +$6.4m  $131.9m  $85.8m  $19.5m  Highest $52,853  Median $20,626  High $39,643  -$5.7m  -$20.2m  Value created under most market scenarios with median and above charter rates generating multiples of free cash flow after debt repayment compared to those below median.(1) Refers to Aframax tankers quarterly spot charter rates from Q3 2015 through Q2 2020.  9 QuartersAverage FCF -$1.8m  Low $13,404   Lowest $9,238        11 QuartersAverage FCF +$14.3m    9 QuartersAverage FCF-$2.1m  Annual free cash flow available for dividends after $8.4 and $15.0 million debt repayment under 5 and 10 tankers, respectively.  Through Cycle Value Generation  Source: Company  15

   Attractive Equity Story  16  Performance Shipping is a compelling play on a continued Aframax tanker recovery   1  2  3  4  5  6  7  Source: Company